EXHIBIT 99.1
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                           VIKING ENERGY ROYALTY TRUST

                          CHANGE IN CORPORATE STRUCTURE
                     SECTION 4.9 NATIONAL INSTRUMENT 51-102



1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Viking Energy Royalty Trust
         Suite 400, 330 - 5th Avenue S.W.
         Calgary, Alberta  T2P 0L4

2.       DATE OF CHANGE IN CORPORATE STRUCTURE

         March 8, 2005

3.       DESCRIPTION OF CHANGE IN CORPORATE STRUCTURE

         On December 20, 2004, Viking Energy Royalty Trust ("Viking") announced that it had entered into a pre-acquisition agreement with Viking Holdings Trust, Viking Kensington Inc. ("VKI") (an indirect wholly-owned subsidiary of Viking) and Kensington Energy Ltd. ("Kensington"), pursuant to which VKI agreed to make an offer (the "Offer") to acquire all of the outstanding Class A common shares of Kensington (the "Kensington Shares") for $0.52 per share.

         On February 21, 2005, Viking announced that VKI had taken up and paid for 58,364,769 Kensington Shares, representing approximately 89.8% of the outstanding Kensington Shares (following the termination of all options to acquire Kensington Shares), pursuant to the Offer. The initial expiry time of the Offer was 12:00 midnight (Calgary time) on February 18, 2005. VKI extended the Offer to 7:00 p.m. (Calgary time) on March 7, 2005.

         Effective February 19, 2005, all of the directors and officers of Kensington resigned and were replaced with the nominees of Viking.

         On March 8, 2005, Viking announced that VKI had acquired an additional 2,412,615 Kensington Shares, representing an additional 3.7% of the outstanding Kensington Shares. As a result, as of the expiry time of the Offer on March 7, 2005, VKI had taken up and paid for 60,777,384 Kensington Shares, representing approximately 93.56% of the outstanding Kensington Shares.

         Following the expiry of the Offer, VKI acquired the remaining Kensington Shares pursuant to the compulsory acquisition provisions of the BUSINESS CORPORATIONS ACT (Alberta).

         The total cash amount required under the Offer to purchase all of the outstanding Kensington Shares was $33,778,188.60. Viking also assumed Kensington's bank debt and working capital deficiency estimated to be approximately $12 million. Viking satisfied the funding requirements for the Kensington Shares and for repayment of the Kensington debt from its undrawn credit facilities.

         Upon completion of the acquisition of the Kensington Shares, Kensington became an indirect wholly-owned subsidiary of Viking. The reporting issuer status of Kensington was ceased effective March 24, 2005 and the Kensington Shares were de-listed from the Toronto Stock Exchange. Effective April 1, 2005, VKI and Kensington were amalgamated.

         Viking continues to be a reporting issuer in each of the provinces of Canada following the acquisition of Kensington and its financial year-end continues to be December 31.